May 20, 2005

L. Cecily Hines, Vice President
Ev3 Inc.
4600 Nathan Lane North
Plymouth, Minnesota 55442


Re:	ev3 Inc.
	Amendment No. 1 to Registration Statement on Form S-1
	File No. 333-123851
	Filed May 10, 2005



Dear Ms. Hines:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






Prospectus Summary - Page 1

1. Please note that we may have further comments when you include a price range and fill in all blanks.

Capitalization Table - Page 41

2. Revise your filing to clarify how the number of outstanding shares of common stock was determined.

3. We see that some of the pro forma data here and elsewhere in your filing is not complete. We will review this pro forma data once you complete the disclosures.

Principal and Selling Stockholders - Page 135

4. We note your response to comment 35. As previously requested, please identify the five individuals who have or share voting and/or investment control over the shares held by Vertical Fund I and II.

Management Discussion and Analysis of Financial Condition and
Results
of Operations

Results of Operations

Comparison of Three Months Ended April 3, 2005 to the Three Months Ended April 4, 2004 - Page 51

5. Where changes in financial statement line items are the result of
several factors, each significant factor should be separately quantified and discussed. For example, you say that "sales and marketing expenses increased $6 million in the three months ended April 3, 2005 primarily due to the increase in the U.S. direct sales force described above to support new product introductions,.....
the
remainder of the increase in sales, general and administrative expense was primarily related to expense increases in the finance department....." Revise to quantify the impact of the components of
this increase and any offsetting decreases.

Consolidated Financial Statements

Note 5. Business Combinations - Page F-19

6. Refer to your response to prior comment 45. We note your discussions regarding the amounts allocated to the customer relationships. Tell us more about the nature of these customer relationships and whether there was any backlog acquired as part of either the Dendron or Intra Therapeutics acquisitions as well as how it was determined that the fair value of the contracts was "negligible."

Note 14. Equity Based Compensation Plans - Page F-29

7. Refer to your response to prior comment 54. Please provide us with the estimated IPO price. Tell us about any pricing discussion with underwriters, including prospective underwriters. Indicate the date of each such discussion and state any per share prices or price ranges discussed.


* * * * * * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.


      You may contact Julie Sherman at (202) 551-3640 or Angela
Crane
at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. Please contact Alan
Morris
at (202) 551-3601 or me at (202) 551-3805 with any other
questions.


      			Sincerely,



      			Peggy Fisher
      Assistant Director


cc. 	Tracy Kimmel (King & Spalding)
	VIA TELEFAX  212-556-2222





L. Cecily Hines, Vice President
Ev3 Inc.
May 20, 2005
Page 3